Mr. Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Liquidity Services, Inc.
Form 10-K for the fiscal year ended September 30, 2016
Form 8-K dated February 9, 2017
File No. 000-51813
Dear Mr. Krikorian,
We received your March 20, 2017 letter and appreciate your comments with respect to our filings. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. Listed below are your comments and our responses. If you have further questions, we would be pleased to discuss our responses with you at your convenience.
Form 10-K for the fiscal year ended September 30, 2016
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Critical Accounting Estimates
Valuation of goodwill and other intangible assets, page 49

1)
We note that your goodwill impairment analysis as of July 1, 2016, resulted in the carrying value of one of your five reporting units to exceed its fair value and you disclose that you have charged a goodwill impairment of $18,998K. Please tell us what consideration was given in disclosing that the estimated fair values of your other reporting units substantially exceed its carrying values. To the extent that your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one, please tell us what consideration was given in disclosing the percentages by which the fair values of the reporting units exceed the carrying values. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

Registrant’s Response:
After recording the goodwill impairment noted in your comment above, we had remaining goodwill balances in two of our five reporting units. The fair value of these reporting units exceeded their respective carrying values by 171% and 180%, which we considered to be substantial. Accordingly, as we evaluated the guidance in Sections 9510.3 and 9510.4 of the Division of Corporation Finance Financial Reporting Manual regarding compliance with Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350, we concluded no disclosure was necessary about reporting units at risk of failing step 1 of the goodwill impairment test. In future filings, we will also disclose, as applicable, that fair values of reporting units with goodwill substantially exceed their respective carrying values. Furthermore, if in the future the fair value of a reporting unit is not substantially in excess of its carrying value and is at risk of failing step one of the impairment analysis, we will provide the disclosure described in Section 9510.3 of the Financial Reporting Manual with respect to such reporting unit, including, e.g., our methods and key assumptions used in the goodwill impairment analysis and potential events that could reasonably be expected to negatively affect such key assumptions.

2)
We note that you have revised your impairment process by separating your one reportable segment from two reporting units to five. You also disclose that you aggregate five operating segments into one reportable segment. Please tell us, in detail, what factors were considered in your conclusion to aggregate your operating segments into one reportable segment. We refer you to ASC 280-10-50-11 and to 50-12.

Registrant’s Response:
Background
Liquidity Services (We or the Company) operates a network of e-commerce marketplaces, which comprise five operating segments. The decisions to establish such separately branded marketplaces were driven by client or channel marketing objectives.  There is overlap in the types of products listed for sale in our marketplaces, and we cross-list numerous assets among our marketplaces to tap the demand of our buyer base.  Our operating segments are as follows:

▪
Retail - enables corporations to sell surplus and salvage consumer goods and capital assets via the internet. We offer a wide variety of product categories including apparel, computers, electronics, housewares, industrial equipment, and vehicles.

▪	GovDeals - enables local and state government entities to sell surplus items via the internet. Categories of products for sale include vehicles of all types, industrial equipment, and retail items.

▪
Capital Assets Group - enables corporations and selected federal government agencies to sell idle, surplus, and scrap assets via the internet. Categories of products for sale include industrial equipment, oil and gas plus other energy-related equipment, medical equipment, vehicles of all types, boats, and consumer goods.

▪
Truckcenter - enables companies to sell their surplus transportation assets. Categories of products for sale include heavy, medium, and light duty trucks and trailers. Truckcenter was part of the Capital Assets Group for the first half of fiscal 2016, and represented 1% of our total fiscal 2016 revenues.

▪
IronDirect - enables global manufacturers of construction equipment to sell via the internet. Categories include value-priced equipment, attachments, parts and services. This is a start-up business and has completed just a small number of transactions thus far, representing 1% of our total revenues in fiscal 2016.

We assessed whether the operating segments met all the aggregation criteria factors under ASC 280-10-50-11 as follows:

1.	The extent to which the operating segments had similar economic characteristics

2.	The extent to which the operating segments had similar (a) products; (b) production processes; (c) customers; (d) distribution methods; and (e) regulatory environments

3.	Whether aggregation is consistent with the objectives and basic principles of ASC 280

As described in more detail below, after our assessment in accordance with ASC 280, we determined that our five operating segments meet the criteria for aggregation into a single reportable segment. The Company’s various marketplaces that comprise the operating segments have much overlap in the services and products offered, share many economic characteristics and have similar, long-term expected economic outcomes.
Economic Characteristics
Each of our operating segments has the same business objective: to find and contract with seller-clients to help them monetize their surplus or other assets, and to find qualified buyers interested in purchasing those assets. The business model for each of the operating segments includes the same activities: collection of fees and gross asset sale proceeds for the sale of assets as well as fees for providing other value-added services, and the incurrence of inventory and other costs to support the transactions, market to sellers and buyers, and provide reliable marketplace platforms. Across our operating segments, we offer a suite of services to seller-clients, and our fees vary depending upon the level of service they require. There are no marketplace or operating segment-specific reasons for revenues or costs to vary over the long term.
A consistent profitability metric used by the Chief Operating Decision Maker to evaluate performance of the operating segments, as well as marketplaces and specific contracts, is an operating contribution margin that uses Gross Merchandise Value (GMV) as denominator, and gross profit less certain operating costs as numerator. GMV is the total sales value of all merchandise sold through the marketplaces during a given period. We calculate operating margins as a percentage of GMV because GMV measures the volume of goods being sold in our marketplaces and the GMV margin allows us to compare performance in those marketplaces. Because we sell goods on consignment in several segments, gross margins are skewed by the fact that gross asset sale proceeds are not included in revenue and goods sold on consignment have no cost basis, accordingly we don’t believe gross margin is an appropriate metric to measure performance.

Our review of recent, historical operating contribution margins during our assessment showed variances between operating segments and variances from year to year within operating segments, which would be a contra-indication to concluding the operating segments share similar economic characteristics. We note profitability can vary between seller-client contracts, and therefore operating segment margins can fluctuate as our contracted client base changes over time. While the cost structures across operating segments are similar, a single, large contract can have a big impact on segment profitability in a given period. Profitability for a given contract is not driven by the particular revenue or cost structure of a particular operating segment, but rather is a result of individual negotiations and the ultimate buyer demand for products offered for sale. For example, one operating segment benefits from higher margins from a large, long-term contract, but without that contract the margins would be much lower. That contract was recently renegotiated, and margins have begun to decline towards the margins of the other operating segments.
Also, one of our operating segments is in a start-up phase while another was undergoing a significant transformation during fiscal 2016, and thus such margins are not meaningful indicators currently of similarity of economic characteristics, and there was no comparable historical data. Over the long term, as the segments grow, the margins of the operating segments are expected to move closer together, due to the similarity of business models, costs and revenue sources. Thus, while historical margins may vary between segments, there are no fundamental differences in the business models or cost structures of the different segments that should cause operating contribution margins to vary significantly in the long-term.
Given the variability of margins within and between operating segments, we gave significant consideration to other economic characteristics of our operating segments as part of our aggregation assessment. We note that we offer the same types of services, charge the same types of fees, and incur the same types of costs in our various segments. There are no operating segment- or marketplace-specific factors that cause us to charge a higher fee or incur a higher cost for the same service in one segment versus another. Our primary sources of revenue across operating segments come from commissions we charge sellers on consignment transactions, and premiums we charge to buyers on both consignment and principal transactions. We also earn revenue from services we provide to sellers and buyers. For example, if we manage a seller’s inventory, plus take photographs and write product descriptions of the items listed for sale, we may charge a higher fee than if the seller does it themselves. The level of service may vary depending upon the requirements of our sellers and buyers, but the same types of services and fees are offered across segments.
Furthermore, we observed that the financial performance of our operating segments and marketplaces are susceptible to the same macro factors across the business, including:

◦	the addition of new buyers and sellers or the loss of existing buyers and sellers;

◦	the volume, size, timing and completion rate of transactions in the marketplaces;

◦	changes in the supply and demand for and the volume, price, mix and quality of the supply of new, surplus and salvage assets;

◦	introduction of new or enhanced websites, services or product offerings by us or competitors;

◦	implementation of large new contracts with sellers;

◦	changes in our pricing policies or the pricing policies of competitors;

◦	changes in the conditions and economic prospects of the e-commerce industry or the economy generally.

Because of the strong similarity among our marketplaces, we are in the process of creating a single integrated platform (Liquidity One Transformation, or LOT) to support customer management, property management, transaction management, and financial and human capital management across all our marketplaces. This initiative is designed to implement a uniform set of best practices across our entire business and to provide a superior customer experience by making more personalized tools and services available to our buyers and sellers.
Ultimately, when we looked at the overlap across operating segments in both the types of products and services we offer as well as the types of sellers and buyers we attract, plus the similarity in how we price our services across segments, we concluded that the economic characteristics of our operating segments are similar and support a conclusion to aggregate.
We would like to note that IronDirect is a start-up business, and the Company is currently in the process of growing customer relationships and evaluating its product offering. The business is currently in its infancy, and has completed only a small number of transactions thus far. Therefore, we do not have historical financial information from which to derive meaningful economic data or reasonable estimates of future performance for purposes of the analysis under ASC 280-10-50-11. IronDirect represented approximately 1% of our revenue during fiscal 2016.

Truckcenter operating results through the middle of fiscal 2016 were reported as part of the Capital Assets Group. In 2016 we identified Truckcenter as an operating segment, however, in 2017 management decided to exit the Truckcenter land-based, live auction and retail business, in order to focus its time and resources on its ecommerce strategy. The shut-down process is expected to be completed by the third quarter of fiscal 2017, and we expect any remaining Truckcenter transactions to again be included in the Capital Assets Group operating segment. Truckcenter represented approximately 1% of our revenue during fiscal 2016.

Other Characteristics
The nature of the products and services - Our primary offering is consistent across operating segments- we offer buyers and sellers a means to connect in ecommerce marketplaces. We provide our sellers access to a network of liquid marketplaces and we provide buyers convenient access to a substantial and continuous flow of assets.
Each of our marketplaces offer an extensive range of products to the end customer, with significant overlap. In each operating segment, we provide buyers with products in hundreds of categories, and a convenient method for sourcing surplus consumer goods and commercial capital assets including industrial equipment, energy equipment, and transportation assets. For any given asset on any given marketplace, buyers have access to a detailed product description, digital images, product dimensions, etc.
We collect commissions from sellers and premiums from buyers, based on a percentage of the sale price of the products. Additional value-added services offered to sellers across our marketplaces include assistance in marketing the products, organizing them into saleable lots, providing product descriptions, offering logistical support through distribution centers and inventory management, as well as testing, data-wiping, de-labeling and refurbishing products. We also provide settlement and customer support services to sellers across all of our operating segments, including qualifying buyers, collection of payments from buyers, transaction tracking, customer support, dispute resolution, and settlement of net profits to sellers. Buyers across our operating segments are offered various shipping and pick-up options, alerts and recommendations, as well as secure settlement and customer support.
In our aggregation assessment, we included our start-up business, IronDirect, which offers certain services that differ from those of the other marketplaces, as IronDirect offers buyers “lifecycle value” in the form of initial purchase, parts, as well as disposal channels to sell such equipment when it is no longer needed. However, consistent with other segments, IronDirect sells its merchandise through an online marketplace, and sells similar types of heavy machinery that are also sold through our other marketplaces. Given the similarities, and that IronDirect comprises approximately 1% of revenues, we did not give it substantial consideration to be a separate reportable segment.
The nature of the production processes - We do not produce products, and therefore believe that this criterion is not relevant.
The type or class of customer for their products and services - Our customers include buyers and sellers of new and surplus goods. The buyers for each operating segment range from multi-national corporations to small businesses to individual consumers. The sellers for each operating segment include large and small organizations, which could include local and international businesses as well as large government agencies and state and local government entities. Some types of buyers and sellers may be more heavily represented on a particular marketplace, for example, state and local municipalities may be more likely to choose to sell their assets on GovDeals.com. Sellers are free to enter into contracts with as many marketplaces on which they want to sell goods. Our marketplaces have significant buyer overlap (i.e. the same buyer may be registered on multiple marketplaces). Because there is significant overlap in the categories of products offered in our marketplaces, there is also significant overlap in the types of buyers that seek to purchase such products in each marketplace. We strive for cross-pollination of buyers between the marketplaces as it leads to more buyer options, and thus increased sales for the various marketplaces.
The methods used to distribute their products or provide their services - As noted above, our goal is to unite buyers and sellers of new and surplus goods through our online marketplaces. The same methods are used in each operating segment to bring buyers and sellers together, such as creating ecommerce marketplaces, buyer/seller vetting and registration, and marketing to buyers and sellers. Across its operating segments, the Company is distributing its services through its proprietary online platforms.
Currently our marketplaces operate on separate platforms. Pursuant to our LOT initiative discussed previously, we are creating a single, integrated platform to support customer management, property management, transaction management, and financial and human capital management across all of our marketplaces. This initiative is designed to implement a uniform set of best practices across our entire business and to provide a superior experience for our buyers and sellers. As such, it will further standardize the delivery of our services, which is only possible because of the existing similarities among the operating segments.

In addition, we have distribution centers and a field service operations group that performs selected pre-sale and post-sale value-added services at distribution centers and seller locations globally. Activities include unloading, manifesting and reporting discrepancies for all received assets and sales preparation of offered assets, including merchandising and organizing offered assets, writing product descriptions, capturing digital images and/or video and providing additional optional value-added services such as product de-labeling, data cleaning/wiping, testing, refurbishment and repackaging. The distribution centers and field service operations group personnel also arrange the outbound shipping or pick-up of purchased assets with our buyers.
The nature of the regulatory environment- Operations at each of our marketplaces are subject to the same federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Operations at each marketplace are also subject to laws and regulations enacted by jurisdictions that regulate "auctions" and "auctioneers" and online auction services.
Summary
As a result of our assessment of the economic characteristics and other factors in accordance with ASC 280, we determined that our five operating segments meet the criteria for aggregation. The various marketplaces that comprise our operating segments are providing similar services with similar expected economic outcomes. As our segments grow and evolve, we will continue to re-evaluate our conclusions in accordance with ASC 280.

Form 8-K dated February 9, 2017
Exhibit 99.1

3)
We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Registrant’s Response:
We will follow the guidance in Question 102.10 in our next earnings release.

We believe the foregoing is responsive to your comments. We understand that you will be reviewing our responses and may have additional comments. Please feel free to contact the undersigned at 202-467-5880 with any questions you may have concerning our response. Thank you for your assistance.
Sincerely,

/s/
Name: Michael Sweeney Title: Vice President and Chief Accounting Officer